EXHIBIT 3.9

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION OF
ADVANCE DISPLAY TECHNOLOGIES, INC.

Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned Corporation adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST:  The name of the Corporation is Advance Display Technologies, Inc.

SECOND:  The following amendment to the Articles of Incorporation was adopted on March 6, 2007 by a vote of the shareholders sufficient for approval as prescribed by the Colorado Business Corporation Act:

Article 4-A of the Articles of Incorporation is hereby amended to read as follows:

“4-A.                      Authorized Capital.  The total number of shares of all classes of stock which the corporation shall have authority to issue is three hundred five million (305,000,000) shares, consisting of:

1.  One hundred thirty million (130,000,000) shares Preferred Stock, $.001 par value (hereinafter referred to as “Preferred Stock”); and

2.  One hundred seventy-five million (175,000,000) shares of Common Stock, $.001 par value (hereinafter referred to as “Common Stock”).”

THIRD: The manner in which any exchange, reclassification, or cancellation of issued shares provided for in the amendment shall be effected, is as follows:  None.

The name and address of the individual who caused this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, is:  S. Lee Terry, Jr., Davis Graham & Stubbs LLP, 1550 17th Street, Suite 500, Denver, Colorado 80202.